UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

With a copy to:

Joon Kim

Lee & Ko

Hanjin Building 63 Namdaemun-ro, Jung-gu

Seoul, KOREA

+82-2-772-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 1,611,000(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,611,000(1)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,611,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.15% (2)

14.	Type of Reporting Person (See Instructions):

CO

(1)	Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a contractual beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	This percentage is calculated based on 10,637,143 shares of common stock outstanding as of August 21, 2019, as reported on the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 23, 2019.

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Biolabs, Inc.

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Republic of Korea

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 1,611,000(1)
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,611,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,611,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 15.15% (2)

14.	Type of Reporting Person (See Instructions):

CO

(1)	Excludes 368,250 shares of common stock issuable upon exercise of warrants that are not exercisable due to a contractual beneficial ownership limitation, which provides that such warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 9.99% of the outstanding shares of common stock.

(2)	This percentage is calculated based on 10,637,143 shares of common stock outstanding as of August 21, 2019, as reported on the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 23, 2019.

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 10, 2019, as reported in an 8-K filed by the Issuer on October 11, 2019, the Issuer entered into two purchase agreements (collectively the “Transaction Agreements”), the first purchase agreement with Grand Decade Developments Limited, a wholly-owned subsidiary of China Grand Pharmaceutical, Healthcare Holdings Limited (“CGP”) and the second purchase agreement with Sirtex Medical US Holdings, Inc. (“Sirtex” together with CGP, the “New Investors”). Pursuant to the Transaction Agreements, the Issuer will issue to the New Investors an aggregate of 12,000,000 shares of common stock of the Issuer at a price of $2.50 per share (the “Proposed Transaction”), resulting in the New Investors owning, in aggregate, approximately 53% of the outstanding shares of common stock of the Issuer. In addition, pursuant to a stockholder agreement between the Issuer and CGP, CGP has the right, subject to certain conditions, to nominate 4 directors for election to the Issuer’s board of directors and pursuant to a stockholder agreement between Sirtex and the Issuer, Sirtex, subject to certain conditions, has the right to nominate 1 director for election to the Issuer’s board of directors. The Issuer is required to call a special meeting of stockholders to approve the Proposed Transaction in accordance with the rules of the NASDAQ Stock Market (the “Special Meeting”).

As a result of the Issuer’s announcement of the Transaction Agreement, certain provisions of the Stock Purchase Agreement, dated August 31, 2018, between Alpha Holdings, Inc. and the Issuer (the “Investor Agreement”) that prohibited Alpha Holdings, Inc. from soliciting proxies have terminated. The Investor Agreement between Alpha Holdings, Inc. and the Issuer is more fully described in the Alpha Holdings, Inc.’s original Schedule 13D filing made on October 17, 2018, and the Issuer’s current report on Form 8-K filed with SEC on September 4, 2018.

The Reporting Persons do not believe that the Proposed Transaction is in the best interest of the Issuer’s stockholders and currently opposes the Proposed Transaction. The Reporting Persons intend to vote against the Proposed Transaction and any related proposals presented to the Issuer’s stockholders for approval at the Special Meeting. In addition, in connection with the Special Meeting, the Reporting Persons intend to file proxy materials with the SEC and; once definitive proxy materials have been filed with the SEC, solicit proxies from the Issuer’s shareholders to vote “AGAINST” the Proposed Transaction. The Reporting Persons may take other action in order to prevent the consummation of the Proposed Transaction, including the commencement of legal proceedings.

Since the time that the Reporting Persons made their initial investment in the Issuer in October 2018, the Issuer’s stock price has declined by nearly 90%. The Reporting Persons and other investors that purchased the Issuer’s stock between October 2018 and May 2019 have suffered substantial declines in the Issuer’s stock price. The Reporting Persons do not believe that there is any justification for this decline in the Issuer’s stock price and that its product pipeline remains strong and promising. Among other reasons that the Reporting Persons oppose the Proposed Transaction, the Reporting Persons believe that the Proposed Transaction gives control of the Issuer to the New Investors at a depressed stock price and unfairly dilutes the Issuer’s existing stockholders.

On October 10, 2019, the Reporting Persons served a books and records demand on the Issuer requesting a stockholder list of the Issuer and certain other information.

The acquisition of the Issuer’s common stock by the Reporting Persons was for investment purposes. The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, acquisition opportunities, the securities markets in general and for shares of common stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the agreements described above, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of common stock of the Issuer or disposal of some or all of the shares of common stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons. In pursuing their investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, merger and acquisition activity, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Amended Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

STOCKHOLDERS OF ISSUER ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY REPORTING PERSONS AND ITS AFFILIATES FROM THE STOCKHOLDERS OF ISSUER IN CONNECTION WITH THE SPECIAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY RELATED TO THE SPECIAL MEETING WILL BE MAILED TO STOCKHOLDERS OF ISSUER AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended as follows:

(a)	The Reporting Persons are the beneficial owner of 1,611,000 shares of common stock, which represents 15.15% of all outstanding shares of common stock of the Issuer, 10,637,143 shares of common stock outstanding as of August 21, 2019, as reported on the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 23, 2019.

(b)	See rows 7-10 of the cover page.

Item 7. Exhibit

99.1	Books and Records Demand dated October 10, 2019

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2019

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer